March 26, 2025

Ka Fai Yuen
Chief Executive Officer
TOP Financial Group Limited
118 Connaught Road West
Room 1101
Hong Kong

       Re: TOP Financial Group Limited
           Post-Effective Amendment No. 2 to Registration Statement on Form F-3 Filed March 14, 2025
           File No. 333-273066
Dear Ka Fai Yuen:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024, letter.

Post-Effective Amendment No. 2 to Registration Statement on Form F-3
General

1. On the prospectus cover page and page 10, in the paragraph beginning with, "Under the current practice of the Inland Revenue Department of Hong Kong...," you disclose that, "The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash....There are no restrictions
       or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong
Kong...." Please
       revise your disclosures in this paragraph to disclose that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.
 March 26, 2025
Page 2

2. We note your tabular disclosures in response to prior comments 6 and 7, respectively, on the prospectus cover page and page 10 regarding certain cash transfers and/or transfers of other assets between the company and its subsidiaries during the six months ended September 30, 2024 and the fiscal years ended March 31, 2024, 2023 and 2022. To the extent applicable, please revise your disclosures to disclose your intentions to settle any respective amounts owed between the company and its subsidiaries and quantify such amounts as of the latest practicable date, or advise otherwise.
Cover Page

3. We note your revised disclosure in response to prior comment 1. Please further revise the outside front cover of the prospectus to disclose the amount of all securities offered pursuant to General Instruction I.B.5. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to
      General Instruction I.B.5 of Form F-3.
4. We note your disclosure on the prospectus cover page and pages 7 and 13 that the
      Guangdong Wesley Law Firm, your counsel with respect to PRC legal matters, has advised you that you "are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the
      CAC." Please supplementally confirm whether the phrase "are currently required"
      contains a typographical error and should read "are not currently required." In this regard, we note your subsequent disclosures that you may be subject to repercussions if you "inadvertently conclude that certain regulatory permissions and approvals are not required." Please revise to clarify and/or reconcile your disclosures, as appropriate.
5.    In the ninth paragraph of the prospectus cover page, please revise to include
      the correct page number in your Risk Factor cross reference.
6. We refer to the paragraph on the prospectus cover page beginning with, "Should the
      Chinese government choose to exercise significant oversight and discretion...." Please
      revise to address the following points:
          You state that, "Should the Chinese government choose to exercise significant oversight and discretion over the conduct of [y]our business, they may intervene in or influence the operations." Please revise to clearly state that the Chinese government may exercise significant oversight and discretion over the conduct of your business and may intervene in or influence your operations at any time.
          In the second bullet of this paragraph, you state that the Chinese government's actions "could hinder [y]our ability to continue to offer securities to investors." Please revise to clearly state that such governmental actions could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Refer to prior comment 4.
          In the third bullet of this paragraph, you state that the Chinese government's actions "may cause the value of [y]our Class A ordinary shares to significantly decline or be worthless" (emphasis added). Please revise to clarify that such actions may cause the value of your securities (not just Class A ordinary shares)
          to significantly decline or be worthless. Also, please make corresponding changes
 March 26, 2025
Page 3

          elsewhere on the prospectus cover page and throughout your filing, as applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Yuning Bai